                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2005

                        CHINA FINANCE ONLINE CO. LIMITED

                 (Translation of registrant's name into English)

                         ROOM 610B, 6/ F PING'AN MANSION
                             NO. 23 FINANCIAL STREET
                        XICHENG DISTRICT, BEIJING 100032
                                      CHINA
                                (86-10) 6621-0425

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           FORM 20-F [X] FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 2g3-2(b): 82-________.

                        CHINA FINANCE ONLINE CO. LIMITED

                                    FORM 6-K

                                TABLE OF CONTENT

                                                                           PAGE

Signature                                                                 Page 3

Press release regarding completion of stock repurchase program,
dated July 5, 2005                                                        Page 4

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        CHINA FINANCE ONLINE CO. LIMITED

                                 By: /s/  Sam Qian
                                     --------------------------
                                 Name:     Sam Qian
                                 Title:    President and Chief Financial Officer

Date: July 5, 2005

      CHINA FINANCE ONLINE ANNOUNCES COMPLETION OF STOCK REPURCHASE PROGRAM

BEIJING, July 5, 2005/Xinhua-PRNewswire-- China Finance Online Co. Limited (Nasdaq: JRJC), a leading Chinese online financial information and listed company data provider, today announced that it has successfully completed its $10 million share repurchase program previously announced on March 31, 2005.

Under this recently completed program, the Company repurchased a total of 1,659,442 American Depositary Shares, or ADSs, representing 8,297,210 ordinary shares, at an average cost of $5.98 per ADS for total consideration of US$9,999,750.54 including a brokerage commission of US$0.05 per ADS. As of today, the total outstanding ordinary shares of the Company are 99,329,933. The repurchased shares of this program represent approximately 8.4% of the total shares outstanding.

"We believe that our stock represents excellent long-term value," said Sam Qian, President and Chief Financial Officer of the Company. "This completed program reflects our confidence in the company's business strategy, cash flow generation and growth prospects."

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the Business Highlights section and quotations from management in this press release, as well as China Finance Online's strategic and operational plans, contain forward-looking statements. China Finance Online may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Finance Online's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China Finance Online's historical losses, its limited operating history, declines or disruptions in the online financial industry, the recurrence of SARS, China Finance Online's reliance on relationships with Chinese stock exchanges and raw data providers, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and other risks outlined in China Finance Online's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT CHINA FINANCE ONLINE CO. LIMITED

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, http://www.jrj.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jing Wu
Investor Relations Manager
China Finance Online Co. Limited
Tel: (+86-10) 6621-0425
Email: ir@jrj.com